Exhibit 99.1

Avricore Health’s HealthTab™ Achieves Critical Milestones in Connecting New Testing Device

VANCOUVER, British Columbia, Oct. 08, 2020 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) ("Avricore" or the "Company") has achieved significant milestones in completing due diligence, technical reviews and initial connectivity between its real-time data reporting platform, HealthTab™ and a leading point-of-care device.

On September 22nd, 2020 the Company announced an LOI with a prominent, publicly traded healthcare technology company with the objective of integrating and marketing the device and the Company’s platform for the purpose of delivering real-time testing and data reporting in community pharmacy.

Key to the Company’s work in relation to the LOI was to confirm the testing performance of the device, as well as to evaluate the device’s software compatibility with HealthTab’s™ proprietary middleware.

The Company engaged CEQAL Inc., a world-leading reference method laboratory located in Vancouver, B.C. to complete an independent evaluation of the device’s testing performance (accuracy, precision and total error). The Company is pleased to report that all minimum performance criteria were met, including an average total error of <9% for lipids and <5% for HbA1c blood glucose. This level of performance meets the lipid measurement goals established by the National Cholesterol Education Program (NCEP) and is comparable with the larger testing platforms used by hospital and private medical laboratories across Canada.

As a critical first step towards full system integration, Company Chief Technology Officer Rodger Seccombe has successfully demonstrated secure, two-way communication between the device and HealthTab™.

“With the pharmacist’s scope of practice expected to expand and strong public demand for better health screening, the combination of these two proprietary technologies will bring forward a revolution in the way patients can take control of their health,” says Hector Bremner, CEO of Avricore Health. “With this partnership, we have the potential for a robust expansion of locations this year and in 2021.”

About HealthTab™ + RASTR

HealthTab is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick. Results can be printed in-store or accessed securely online.

Typically, HealthTab™ utilizes the Piccolo Xpress, an Abaxis Global Diagnostics chemistry analyzer, however, the system is designed to interface with other devices and third-party applications.

As part of this direction for HealthTab, the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab systems feedback de-identified data through to electronic health records and data management systems via its API capabilities. This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Contact:

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com
www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.